EXHIBIT 99.1

NOMAD ROYALTY COMPANY TO ACQUIRE CORAL GOLD, MARKING THE START OF ITS SECTOR CONSOLIDATION STRATEGY

Montreal, QC and Vancouver, BC – August 24, 2020

Nomad Royalty Company Ltd. (“Nomad” or the “Company”) (TSX: NSR and OTCQX: NSRXF) and Coral Gold Resources Ltd. (“Coral”) (TSX-V: CLH; OTCQX: CLHRF) are pleased to announce that they have entered into a definitive Arrangement Agreement (the “Arrangement Agreement”), under which Nomad intends to acquire all of the outstanding common shares of Coral pursuant to a statutory plan of arrangement pursuant to the Business Corporations Act (British Columbia) (the “Transaction”) for total value of approximately $45.8 million. All amounts in this news release are expressed in United States dollars unless otherwise indicated.

Acquisition Highlights

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Acquisition of a premier, uncapped sliding-scale 1.00% to 2.25% net smelter return (“NSR”) royalty on Nevada Gold Mines’Robertson property located in Nevada, USA (the “Robertson Property”), which forms part of the greater Cortez & Pipeline mining complex. Based on the current gold spot price of over US$1,940 per ounce, the applicable NSR royalty rate is currently 2.00%;

•	Premier gold mining operator in the world on the tier 1 Cortez & Pipeline mine complex;
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The Robertson development project contains an historical Inferred mineral resource estimate (MRE) in excess of 2.7 million ounces Au in total oxide and sulphide materials (191.7 Mt grading 0.0143 oz/t Au), using a 0.0147 oz Au/ton cut off, based on the NI 43-101 Preliminary Economic Assessment dated January 15, 2012 as prepared for Coral by Beacon Hill Consultants (1988) Ltd. in conjunction with Knight Piésold Ltd., SRK Consulting (U.S.), Inc. and Kaehne Consulting Ltd. (the “Technical Report”), a copy of which is available on Coral’s profile on SEDAR at www.sedar.com;

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•	Exploration upside from a key asset property with drilling currently underway, that is located within close proximity of the Cortez mill;
•	Strong balance sheet that currently has in excess of C$11.5 million in cash; and
•	Downside protection through minimum non-refundable advance royalty payments totalling $0.5 million per year for 10 years commencing in 2025.

The above-mentioned resources estimate on the Robertson Property is historical in nature. Nomad and Coral are of the view that the resources disclosed in the Technical Report are relevant and reliable, but should not be relied on as a current resources estimate. No qualified person of Nomad or Coral has done sufficient work to classify the above-mentioned estimate as current mineral resources.

“When we created Nomad, we set the objective to become a catalyst for sector consolidation. Today’s announcement marks the first step of our consolidation strategy and follows our desire to become the best global acquisition-driven precious metals royalty company in the sector. This acquisition will further diversify our global portfolio as we keep executing on our aggressive growth plan” said Vincent Metcalfe, Nomad’s Chief Executive Officer.

“This acquisition is very strategic for Nomad as it allows us to access a royalty on a top tier mining complex, operated by one of the largest gold operator in the world and located in Nevada, a leading mining jurisdiction. We are also very pleased to welcome new shareholders of Nomad as we continue our growth trajectory” said Joseph de la Plante, Nomad’s Chief Investment Officer.

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Transaction Details

Pursuant to the Transaction, Coral shareholders will be entitled to receive, for each Coral share held, consideration consisting of C$0.05 in cash and 0.80 of a unit (a "Unit") of Nomad, as described below.The consideration payable to Coral shareholders by Nomad represents total value of approximately C$1.21 per Coral share (the “Aggregate Consideration per Coral Share”), based on the closing price of C$1.37 of Nomad common shares on the TSX on August 21, 2020 and including the C$0.06 estimated value per Coral share of the one-half common share purchase warrant included in each Unit. Based on Nomad’s and Coral’s August 21, 2020 closing prices on the TSX and TSX Venture Exchange respectively, the Transaction represents a premium of approximately 45% to Coral shareholders.

Each Unit will consist of one Nomad common share and one-half of a common share purchase warrant (a “Warrant”). Each full Warrant will entitle the holder thereof to purchase one additional Nomad common share at a price of C$1.71 for a period of two years following the effective date of the Transaction. If the daily volume-weighted average trading price of Nomad’s shares on the TSX exceeds the Warrant exercise price by at least 25% for any period of 20 consecutive trading days after one year from the effective date of the Transaction, Nomad will have the right to give notice in writing to the holders of the Warrants that the Warrants will expire 30 days following such notice, unless exercised prior thereto.

Each stock option to acquire common shares of Coral will be subject to accelerated vesting in accordance with Coral’s stock option plan, and the option holders are expected to enter into option exercise and termination agreement with Coral prior to closing of the Transaction, pursuant to which the optionholders will be required to exercise their stock options prior to closing of the Transaction or, if they fail to do so, any and all outstanding and unexercised stock options of Coral shall expire and be terminated as of the effective date of the Transaction.

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Overview of Coral

Coral Gold Resources Ltd. is a precious metals royalty company with assets in Nevada, USA. Coral’s primary asset is a 1.00% to 2.25% sliding scale NSR royalty on the Robertson Property. The sliding scale NSR royalty rate will be determined based on the observed gold price during each quarterly period based on the average LBMA Gold Price PM during the quarterly period, as follows:

Average Gold Price During the Quarter (US$/oz)	Applicable NSR Royalty Rate
Up to and including $1,200.00	1.00%
$1,200.01 to $1,400.00	1.25%
$1,400.01 to $1,600.00	1.50%
$1,600.01 to $1,800.00	1.75%
$1,800.01 to $2,000.00	2.00%
Over $2,000.00	2.25%

In addition, in the event that the Robertson Property is not placed into production by December 31, 2024, then beginning on January 1, 2025, and continuing on an annual basis thereafter until the earlier of (i) the date commercial production commences and (ii) January 2, 2034, Barrick Cortez Inc. ("Barrick") will make annual advance royalty payments to the royalty holder of $0.5 million, which will be non-refundable and fully credited against any future obligations under the Robertson Royalty.

Coral also holds a portfolio of strategically-located exploration projects near Nevada Gold Mine’s Pipeline/Cortez Mine Complex on Nevada’s Battle Mountain/Cortez Trend. Coral is debt free with a strong balance sheet holding in excess of C$11.5 million in cash.

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Coral’s Initiatives to Enhance Shareholder Value

In 2016, Coral’s management team, in consultation with Coral's Board of Directors and its financial and legal advisors, began considering and implementing various strategic and financial initiatives to create shareholder value.Coral’s share price increased from a low of C$0.06 on January 5, 2016 to C$0.83 on August 21, 2020 representing an increase of 1,283%. The Aggregate Consideration per Coral Share of approximately C$1.21 represents an increase of approximately 1,900% compared to the aforementioned January 5, 2016 Coral share price of C$0.06.

On June 20, 2016, with very limited cash and financial resources on hand and Coral shareholders facing significant potential dilution in order for Coral to advance its projects, Coral changed its business model to become a royalty-focused company through a transaction with Barrick. Coral believed that, as the Robertson Property was advanced and benefited from Barrick's operating expertise and existing infrastructure, the NSR would become a valuable and sought-after royalty within the industry. Since the announcement of this transition to the royalty business model, Coral did not complete any dilutive equity financings and instead embarked on an aggressive campaign to reduce its outstanding common shares by acquiring Coral shares at what Coral believed were attractive prices. This included the return and cancellation of 4,150,000 Coral shares held by Barrick as part of the royalty model transition when the market price of Coral shares was C$0.08 per share, as well as the repurchase of 8,007,000 common shares through three normal course issuer bids since 2017 at an average purchase price of approximately C$0.39 per share. The value creation for Coral shareholders from these strategic and financial initiatives is evident culminating in the announcement of the Transaction with Nomad.

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Coral’s CEO David Wolfin commented, “I am delighted to announce this important Transaction with Nomad. Coral has patiently and confidently executed a clear, focused strategy over the past 5 years with the objective of maximizing shareholder value. This Transaction offers numerous benefits to Coral shareholders immediately as well as over the medium to long-term. I look forward to becoming both a Nomad shareholder and warrant holder, and benefitting from the Nomad management team’s expertise, key industry partnerships and growth strategy. I also look forward to seeing the Robertson NSR become an important asset within Nomad’s growing portfolio.”

Benefits to Coral Shareholders

•	Significant premium to the current share price and continued upside through ownership of Nomad common shares and warrants;
•	Attractive mix of consideration including cash, Nomad common shares and Nomad warrants;
•	Immediate exposure to substantial free cash flow from Nomad’s diversified portfolio of royalties, streams and gold loans;
•	Enhanced scale with better access to capital and greater balance sheet flexibility; and
•	Robust re-rate potential as Nomad pursues its growth trajectory towards intermediate royalty company status.

Approvals and Timing

The Transaction, which is expected to close on or about November 6, 2020, received the unanimous support of the Boards of Directors of Nomad and Coral. Certain Coral shareholders as well as Coral’s directors and officers, holding or having control or direction over an aggregate of 39.46% of the issued and outstanding Coral shares, have entered into a support and voting agreement with Nomad to vote in favour of the Transaction.

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The Transaction will be implemented by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia). It will be subject to the approval of at least two-thirds of the votes cast by Coral shareholders, and a simple majority of votes cast by Coral “minority” shareholders in accordance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, at a special meeting of Coral shareholders to be held on or about late October, 2020 to consider the Transaction (the “Special Meeting”).

In addition to Coral shareholders’ and court approval, the Transaction is subject to regulatory approval, including approval by the TSX for the listing of the shares to be issued by Nomad and the common shares issuable upon exercise of the Warrants, if any, and other closing conditions customary for transactions of this kind. The Arrangement Agreement includes customary deal protection provisions in favour of Nomad, including non-solicitation covenants and a right to match superior proposals, and a termination fee in favour of Nomad equal to 4.5% of the market capitalization of Coral on the date of any termination of the Arrangement Agreement by Coral.

Financial and Legal Advisors

Coral's financial advisor is Cantor Fitzgerald Canada Corporation and PI Financial Corp. provided an independent fairness opinion to Coral’s Board of Directors.Harper Grey LLP is Coral's legal counsel.Fasken Martineau DuMoulin LLP is Nomad's legal counsel.

No Offer or Solicitation

This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell Coral shares or an offer to sell or a solicitation of an offer to buy Nomad shares.

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None of the securities to be issued pursuant to the Arrangement Agreement have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and any securities issued in the Transaction are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws.

Qualified Person

The technical content of this news release has been reviewed and approved by Lewis Teal, P. Geo., a qualified person under National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

CONTACT INFORMATION

For more information about Nomad Royalty Company, please visit our website at www.nomadroyalty.com or email us:

Vincent Metcalfe, CEO vmetcalfe@nomadroyalty.com	Joseph de la Plante, CIO jdelaplante@nomadroyalty.com

ABOUT NOMAD

Nomad Royalty Company Ltd. is a gold & silver royalty company that purchases rights to a percentage of the gold or silver produced from a mine, for the life of the mine. Nomad owns a portfolio of 11 royalty, stream, and gold loan assets, of which 5 are on currently producing mines. Nomad plans to grow and diversify its low-cost production profile through the acquisition of additional producing and near-term producing gold & silver streams and royalties. For more information please visit: www.nomadroyalty.com.

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Nomad Royalty Company Ltd.

500-1275 ave. des Canadiens-de-Montréal

Montreal, Québec H3B 0G4 nomadroyalty.com

ABOUT CORAL

Coral is a precious metals exploration company, where it has explored one of the world’s richest gold districts in Nevada for over 30 years.Coral's primary asset is a sliding scale net smelter returns production royalty on Barrick’s Robertson Property in Nevada.Coral also holds a portfolio of strategically-located exploration projects near Barrick’s Pipeline/Cortez Mine Complex on Nevada’s Battle Mountain/Cortez Trend.

Coral Gold Resources Ltd.

Suite 900 570 Granville Street

Vancouver, British Columbia

Canada V6C 3P1

www.coralgold.com

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Forward-Looking Statements

Certain statements contained in this press release may be deemed “forward-looking statements”. All statements in this release, other than statements of historical fact, that address events or developments that Nomad and Coral expect to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur including, without limitation, the satisfaction of all conditions precedent for the closing of Transaction; the timing for the completion of the Transaction; the anticipated timing for holding the Special Meeting; the receipt of court, shareholder and regulatory approvals required for the Transaction; the potential impact of the Transaction on the combined entity's future operations; the exploration update and development of the Robertson Property; Nomad’s ability to become a catalyst for sector consolidation and the best global acquisition-driven precious metals royalty company in the sector; Nomad’s diversified global portfolio and potential growth and benefits to Coral shareholders. Although Nomad and Coral believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, the impossibility to satisfy the conditions precedent for the closing of the Transaction, the impossibility to acquire royalties, streams and to fund precious metal streams, gold prices, Nomad’s royalty and stream interests, mineral resource estimates, access to skilled consultants, results of mining operations, exploration and development activities for properties with respect to which Nomad holds a royalty or stream, uninsured risks, regulatory changes, defects in title, availability of personnel, materials and equipment, timeliness of government or court approvals, actual performance of facilities, equipment and processes relative to specifications and expectations, unanticipated environmental impacts on operations, market prices, continued availability of capital and financing and general economic, market or business conditions. These risks, uncertainties and other factors include, but are not limited to, those described under “COVID-19” and “Risks and Uncertainties” in Nomad’s Management Discussion and Analysis for the three and six month periods ended June 30, 2020, as well as those described under “Risk Factors” in Nomad’s Filing Statement dated May 15, 2020, copies of which are available on Nomad’s profile on SEDAR at www.sedar.com. Nomad and Coral caution that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the forward looking statements contained herein should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Nomad and Coral believe that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this press release should not be unduly relied upon. These statements speak only as of the date of this press release. Nomad and Coral undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

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